COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue
Santa Ana, California 92705
(949) 567-1234

March 23, 2007
VIA EDGAR
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention:    Ms. Rachel Zablow, Staff Accountant
          Mail Stop 4561

        Re:  Collectors Universe, Inc. (File No. 0-27887)
        Form 10-Q for the quarter ended September 30, 2006
        Form 10-Q for the quarter ended December 31, 2006

Ladies and Gentlemen:

Set forth in the attachment to this letter is the response of Collectors Universe, Inc. (“Collectors Universe") to the updated comment by the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced periodic reports filed by the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act Reports”). The Staff’s comment is contained in a letter from the Staff dated March 9, 2007 (the “Comment Letter”).

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,

/s/ JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

RESPONSE OF COLLECTORS UNIVERSE, INC. (FILE NO. 0-27887) TO THE UPDATED COMMENT LETTER DATED MARCH 9, 2007 FROM THE STAFF
OF THE SECURITIES AND EXCHANGE COMMISSION,
RELATING TO THE QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED
SEPTEMBER 30, 2006 AND DECEMBER 31, 2006

Form 10-Q for the quarter ended September 30, 2006

Form 10-Q for the quarter ended December 31, 2006

Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, Pages 3 and 4

1.     We have read your response to prior comment 3, and while we understand that financing is provided to dealers for the purpose of facilitating sales of inventory that would generally be classified as an operating cash flow, we continue to question your conclusions. Considering that advances to and repayments of notes receivable to dealers are not amounts derived from the actual sales to these customers, it appears that they do not enter into the determination of net income as discussed in paragraph 21 of SFAS 95. Please advised us further or revise your presentation accordingly.

            By way of background information, we set out below the considerations that led us to conclude that the dealer financing cash flows should be classified as operating cash flows.

    As is disclosed in our Annual Reports on Form 10-K and in the Management’s Discussion and Analysis Section of our Quarterly Reports on Form 10-Q, Collectors Universe is engaged in the business of providing services to dealers and collectors of high-value collectibles and other high-value assets that serve to increase the liquidity, and therefore the market value, of such collectibles and other assets. We initiated our dealer loan program for two principal purposes: (i) to provide an additional service to collectibles dealers that enhances the liquidity of their high-value collectibles, by providing them with interim cash during the periods for which they entrust us with those collectibles for grading, which enables them to increase the volume of collectibles that they submit to us for grading, and (ii) to provide us with a competitive advantage, in terms of attracting grading submissions from dealers, over other collectibles grading services that cannot or do not choose to provide this additional service to collectibles dealers.

    The coins that a collectibles dealer submits to us for grading constitute that dealer’s inventory and sales of those coins constitute the dealer’s source of working capital that it needs for its operations. As a result, dealers ordinarily will limit the number of coins they are prepared to submit to us for grading, in order to be able to continue selling coins to generate working capital. Providing dealers with short-term financing while their collectible coins are in our possession during the grading process makes it possible for them to submit a greater of volume of coins to us for grading, thereby making it possible for us to increase our net revenue and our net income.

    Additionally, all of our collectibles grading competitors are private companies that do not have or do not desire to commit the financial resources needed to provide a service similar to our dealer-financing service. As a result, our dealer-financing service provides us with an advantage in competing for collectibles grading submissions from dealers, which also serves to increase those submissions to us, and thereby enables us to increase revenues and net income.

    Moreover, we would not have initiated, and we would not continue to be providing dealer-financing services, but for the fact that those services operate to increase collectibles grading submissions to us, which directly impact our net revenues and net income.

    We also considered paragraphs 21 through 24 of SFAS 95 when deciding to classify the dealer-financing advances and repayments as operating cash flows.

    However, as the Staff disagrees with our classification, we will reclassify those receipts and payments as cash from investing activities in our future filings on Form 10-Q and Form 10-K, which we believe will adequately resolve this issue, particularly since (i) we believe that the classification of those receipts and payments as operating cash flows was reasonable, based on the facts described above, (ii) the next Quarterly Report will present the cash flows for the first nine months of fiscal 2007, which covers and subsumes the three and six month periods ended September 30, 2006 and December 31, 2006, and (iii) specific disclosures regarding the impact of cash flows from our dealer-financing services were contained in the Liquidity and Capital Resources section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Reports on Form 10-Q for both the three and six month periods ended September 30, 2006 and December 31, 2006, respectively. Therefore, readers of those Quarterly Reports were informed by us of the impact of the cash flows from our dealer-financing services on our total cash flows for each of those three and six month periods.